SECUR 12011320 SSION

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SEC FILE NUMBER
8- 52746

SEC Mail Processing Section

MAY 30 2012

Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/11 (MM/DD/YY) AND ENDING 3/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICICI Securities Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Madison Avenue - Suite 1427
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG , LLP
(Name - if *individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10022
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rahul Ajmera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICICI Securities Inc, as of March 31 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Securities Principal

Title

Notary Public

CLAUDETTE S. LALOR
Notary Public, State of New York
Qualified in King County
Reg. No. 01LA6197202
My Commission Expires Nov. 24, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☒ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICICI SECURITIES INC.

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ICICI Securities Inc.:

We have audited the accompanying statement of financial condition of ICICI Securities Inc. (the Company) as of March 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICICI Securities Inc. as of March 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America, and in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

KPMG LLP

May 24, 2012

ICICI SECURITIES INC.

Statement of Financial Condition

March 31, 2012

Assets

Cash	$	874,455
Receivable from clearing broker		99,989
Fixed assets, net of accumulated depreciation of $273,797		56,943
Due from affiliated company		267,983
Security deposits		582,322
Prepaid expenses		211,573
Other assets		237
Total assets	$	2,093,502

Liabilities and Stockholder's Equity

Accounts payable and other accrued liabilities	$	179,395
Taxes payable		7,702
Lease related liability		679,573
Due to parent		1,790
Total liabilities		868,460
Stockholder's equity:		
Common stock, $1 par value. Authorized, 15,000,000 shares; issued and outstanding, 12,380,000 shares		12,380,000
Additional paid-in capital		454,126
Retained deficit		(11,609,084)
Total stockholder's equity		1,225,042
Total liabilities and stockholder's equity	$	2,093,502

See accompanying notes to financial statements.

ICICI SECURITIES INC.

Statement of Income

Year ended March 31, 2012

Revenues:		
Commissions	$	1,142,110
Corporate finance and research services		371,379
Other income		558
		1,514,047
Expenses:		
Compensation and benefits		716,943
Professional fees		149,482
Travel, entertainment and promotional		92,844
Communications		68,106
Occupancy		149,100
Regulatory fees and expenses		24,147
Depreciation and amortization		33,097
Foreign exchange translation		15,581
Bank charges		39,664
Other		70,247
		1,359,211
Income before provision for income taxes		154,836
Provision for income taxes		3,908
Net income	$	150,928

See accompanying notes to financial statements.

ICICI SECURITIES INC.

Statement of Changes in Stockholder's Equity

Year ended March 31, 2012

		Common stock	Additional paid-in capital	Retained earnings (deficit)	Total
Stockholder's equity, March 31, 2011	$	11,950,000	454,126	(11,760,012)	644,114
Common stock issued		430,000	—	—	430,000
Net income		—	—	150,928	150,928
Stockholder's equity, March 31, 2012	$	12,380,000	454,126	(11,609,084)	1,225,042

See accompanying notes to financial statements.

ICICI SECURITIES INC.

Statement of Cash Flows

Year ended March 31, 2012

Cash flows from operating activities:		
Net income	$	150,928
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		33,097
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivable from clearing broker		(28,808)
Security deposits		(324)
Prepaid expenses		85,369
Due from affiliates		(267,982)
Other assets		3,458
Increase (decrease) in liabilities:		
Accounts payable and other accrued liabilities		(106,756)
Lease related liability		(134,673)
Due to parent		(123,288)
Due to affiliates		(174,834)
Taxes payable		(3,523)
Net cash used in operating activities		(567,336)
Cash flows from financing activities:		
Issuance of common stock		430,000
Net cash used in financing activities		430,000
Net decrease in cash and cash equivalents		(137,336)
Cash and cash equivalents at beginning of year		1,011,791
Cash and cash equivalents at end of year	$	874,455
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Taxes	$	—
Interest		—

See accompanying notes to financial statements.

(1) Organization

ICICI Securities Inc. (the Company) is a wholly owned subsidiary of ICICI Securities Holdings, Inc. (Parent), which is an indirect wholly owned subsidiary of ICICI Bank Limited, an Indian financial services company whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage, research and corporate finance services to institutional investors in the United States investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian clients wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's customers transact their business on delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets and by a member organization of the New York Stock Exchange for securities traded on the United States markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash and money market funds or other instruments purchased with a maturity of three months or less when acquired. All cash deposits are held by two financial institutions and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(b) Revenues

The Company facilitates securities transactions. Related commission revenues and expenses from these transactions are recorded on a trade-date basis. Revenues and fees from investment banking assignments are recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement.

(c) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(d) Income Taxes

The Company is a wholly owned subsidiary of its Parent and therefore all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

(Continued)

(e) ***Foreign Currency***

Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the average rates of exchange prevailing during the year for revenues and month-end exchange rate for expenses. The U.S. dollar is considered the functional currency for the Company's foreign branch and foreign currency translation gains and losses are recorded in the statement of income.

(f) ***Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Receivables from Clearing Broker

The Company has an arrangement with a clearing broker under which it introduces certain customer transactions on a fully disclosed basis. Receivables from clearing broker represent primarily a cash deposit at the clearing broker. The clearing broker is a member of the New York Stock Exchange and various other stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC.

(4) Related Party Transactions

As of March 31, 2012, due to Parent amounting to $1,790 represents the Company's proportionate share of income taxes.

The Company issued $430,000 of its common stock during the fiscal year at its par value.

Some of the Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by this affiliate and remitted to the Company net of the affiliate's facilitation fees. For the year ended March 31, 2012, total facilitation fees charged by this affiliate were $414,045. As of March 31, 2012, receivable from the affiliate of $267,983 represents the Company's share of commissions earned from customer securities transactions collected by the affiliate in the amount of $319,980 before netting of an amount of $51,997 toward letter-of-credit charges incurred by the affiliate on behalf of the Company.

(5) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6⅔% of aggregate indebtedness, as defined, whichever is greater. At March 31, 2012, the Company had net capital of $638,622, which exceeded requirements by $538,622.

(Continued)

(6) Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

(7) Income Taxes

Total tax expense is $3,908. This represents state and local minimum tax. There is no benefit for income taxes for the year ended March 31, 2012 due to the net operating losses incurred being offset by valuation allowances recorded on the related net deferred tax assets.

A reconciliation between the effective income tax benefit and the amount computed using the statutory federal tax rate of 35% is as follows:

Income before provision for income taxes	$	154,836
Expected:		
Federal income tax benefit at statutory rates	$	54,193
Valuation allowance		(54,193)
State and local taxes		3,908
Total current tax	$	3,908

The components of the net deferred tax assets are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	4,404,213
Lease-related adjustments		306,012
Fixed assets		343,210
Credit carryforwards		58,575
Gross deferred tax assets		5,112,010
Less valuation allowance		(5,112,010)
Deferred tax assets, net	$	—

At March 31, 2012, the Company's deferred tax assets were primarily related to federal, state and local net operating loss carryovers that primarily will start to expire in 2028. Due to a history of net operating losses, management does not believe that the deferred tax asset is more likely than not to be realized and has established a full valuation allowance.

The Company does not have any liabilities for uncertain tax position or any known unrecognized tax benefits at March 31, 2012. The Company recognizes accrued interest and penalties related to uncertain tax positions in interest expense within the consolidated statements of income. At this time, the Company does not expect any material change in the unrecognized tax benefits amount over the next 12 months. The

(Continued)

following are the major tax jurisdictions for the Company and the earliest tax year subject to examination are:

Federal – 2008 and New York State and New York City – 2008

(8) Commitments

The Company has obligations for its office space in New York City under the terms of an operating lease expiring February 29, 2017. Rental payments on this lease for the year ended March 31, 2012 were approximately $510,384. The approximate future minimum annual lease payments are:

		Payments
Year ended March 31:		
2013	$	527,744
2014		527,744
2015		527,744
2016		527,744
2017		483,765
Total	$	2,594,741

(9) Lease-Related Liability

The Company, in order to mitigate the loss under the lease, in January 2010, had entered into a sublease arrangement, which expires concurrently with the original lease with the landlord. The sublease rental receivables from the subtenant are substantially less than lease payments to the landlord and hence, the Company had recorded a loss on sublease. At March 2012, the Company has lease-related liability of $679,573, which represents accrual for the loss on sublease.

(10) Bank Guaranty

Under the terms of the sublease, the Company was required to provide a letter of credit to subtenant to cover the lease short fall. ICICI Bank Ltd., the ultimate parent, on behalf of the Company, has provided a letter of credit to subtenant for an amount of $1,000,000. The cost of the letter of credit of $51,997 will amortize over the remaining life of the sublease.

(11) Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

(Continued)

(12) Fixed Assets

Computers, software, furniture and leasehold improvements consist of the following at March 31, 2012:

	Useful life (in years)		2012
Computer equipment and software	3	$	116,948
Telecom	5		28,895
Furniture	7		184,897
			330,740
Less accumulated depreciation and amortization			(273,797)
		$	56,943

(13) Subsequent Events

The Company has evaluated all subsequent transactions and events after the balance sheet date through May 24, 2012, the date on which these financial statements were issued and, except as already included in the notes to these financial statements, has determined that no additional items require disclosure.

SUPPLEMENTAL INFORMATION

Schedule I

ICICI SECURITIES INC.

Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2012

Net capital:		
Total stockholder's equity	$	1,225,042
Additions:		
Lease related liability		679,573
Deductions and/or charges:		
Nonallowable assets:		
Due from affiliated company		267,983
Fixed assets		56,943
Other assets		794,132
Total nonallowable assets		1,119,058
Net capital before haircuts		785,557
Haircuts on foreign currency		146,935
Net capital		638,622
Minimum net capital requirement – the greater of 6⅔% of aggregate indebtedness of $868,460 or $100,000		100,000
Excess net capital	$	538,622
Ratio of aggregate indebtedness to net capital		1.36 to 1

Reconciliation between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filing

There are no material differences between the net capital reflected above and the net capital reflected in the Company's FOCUS Report as of March 31, 2012

See accompanying Report of Independent Registered Public Accounting Firm.

ICICI SECURITIES INC.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

Year ended March 31, 2012

The Company claims an exemption from SEC Rule 15c3-3 as of March 31, 2012 based upon Section (k)(2)(i) and (k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
ICICI Securities Inc.:

In planning and performing our audit of the financial statements of ICICI Securities Inc. (the Company), as of and for the year ended March 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 24, 2012